[LETTERHEAD OF Inland real estate CORPORATION]

November 2, 2012

BY FACSIMILE AND EDGAR

Ms. Erin E. Martin

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Inland Real Estate Corporation

Registration Statement on Form S-3

Filed May 4, 2012

File No. 333-181164

Dear Ms. Martin:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Inland Real Estate Corporation (the “Company”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it may become effective on Tuesday, November 6, 2012 at 4:00 p.m. EDT, or as soon as practicable thereafter.

In connection with its request to accelerate the effective date of the registration statement, the Company acknowledges that:

 should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

 the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

 the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. If you need additional information, please contact me.

Very truly yours,

INLAND REAL ESTATE CORPORATION

/s/ Brett A. Brown

Brett A. Brown

Treasurer, Chief Financial Officer and Executive Vice President